May 9, 2018
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
999700-0428

Via EDGAR System and E-Mail

Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Daxor Corporation
Annual Report on Form N-CSR
Filed on April 27, 2017

Dear Ms. Fettig:

On behalf of Daxor Corporation (the “Company”), this letter follows up on the letter sent on May 4, 2018, to provide the following, as noted:

•	Attached are calculations for the ratios in the financial highlights.

•
Attached are the calculations for the portfolio turnover rate in 2016.  The Company’s prior auditor assisted in the calculations for 2015, and the Company is talking to them to confirm the calculations, and will then provide the calculations.

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures
cc:	Michael Feldschuh (w/o enclosures)
Daxor Corporation

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.